

Bonsai Village

Life Size: Tiny Communities

Bringing Tiny… home.

Business Plan

Draft: August 12, 2020

Contact Information
Joe Callantine
joe@lifesizetinycommunities.com
720-460-9467
http://lifesizetinycommunities.com

Table of Contents

1.   Executive Summary 3

2.   Company Description..8

3.   Opportunity 10

4.   Products & Services 14

5.   Marketing Plan... 17

6.   Operational Plan 27

7.   Management & Organization... 34

8.   Startup Expenses & Capitalization 36

9.   Financial Plan 36

10. Appendix.. 37



1. Executive Summary

Bonsai Village, LLC, is the operating company for a community of movable tiny houses to be developed and built in Colorado, near Denver. It is a subsidiary and the first development of Life Size: Tiny Communities, LLC (LSTC), a developer of movable tiny house communities.

Opportunity

Attainable housing has become a major issue in cities and counties across the nation, including the Denver area. Jurisdictions are reconsidering their current zoning, planning, and building codes because they see the need for alternative housing options. Developers have looked to the variety of multi-unit housing options that were frequently intermixed with single-family homes in pre-1940 neighborhoods: duplexes, fourplexes, bungalow courts and the like. Those options were desirable because they helped support walkable neighborhoods while offering affordable housing. Today, city planners talk about "the missing middle," i.e., a middle range between single-family homes and high-rise apartments.

At the same time, spurred by reasons ranging from economics and environmentalism to a rejection of over-consumption, tens of thousands of people[1] across the US live in tiny houses, defined as houses of 400 sq. ft. or smaller. And thousands more are considering the tiny house lifestyle. They include millennials looking to buy their first house; baby boomers who want or need to downsize; and adults of all ages who seek reduced costs, a simpler lifestyle, and more freedom. There are more than 100 tiny house builders and designers throughout the US, Canada and Australia.[2] Perhaps you have noticed one of the streaming TV series about tiny houses on Netflix or elsewhere.

What you may not know is that an unknown number of people (we are guessing in the thousands) are living illegally in tiny houses—parked in back yards, vacant lots, off the grid and hidden away. Tiny houses are illegal as year-round residences in many jurisdictions around the country, due to outdated building codes and city planning regulations that put mobile tiny houses in the same category as recreational vehicles, which are not built for year-round use—this despite the fact that most tiny houses are built to the same building standards as a single-family home.

Solution

Life Size: Tiny Communities (LSTC) works with jurisdictional authorities, regulatory bodies, industry leaders and associations to normalize mobile tiny houses as permanent single-family-type living structures. Our company is providing the next generation in affordable housing by creating, developing, and establishing intelligently designed, earth-friendly communities for moveable tiny houses.

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[1] It is impossible to know the exact number of tiny house residents, since many people living in tiny houses choose to live off the grid and don't participate in home registries and citizenship censuses—in some cases, as explained above, because they are living in their tiny houses illegally. We believe the number of tiny house residents in the US to be greater than 50,000.

[2] https://tinyliving.com/builders/

By the way, although much good work is being done on the potential role of tiny houses as housing for the homeless, disabled, military veterans, mentally ill, etc., that is not our focus. We want to normalize tiny houses for people who have some means and choose to live in a tiny house.

LSTC's work has already resulted in planning officials from Jefferson County and the City of Littleton expressing their interest in supporting our tiny house community, and we have made promising progress with several other local jurisdictions. In fact, the Planning Department of El Paso County (Colorado Springs and environs), has rolled out the red carpet, inviting us to build a community in their jurisdiction.

Bonsai Village's mindful design includes well-conceived traffic flow, pocket neighborhoods with community gardens, well-positioned parking areas, and open space in addition to concrete pads for movable tiny houses.



Representative plan for an LSTC community, prepared by Baseline Engineering in 2018. For Bonsai Village, the density of concrete pads has been increased and there will be no community house, but this rendering reflects the general plan.

Ultimately, LSTC will use Bonsai Village as a template for developing a turnkey solution for communities elsewhere in Colorado and the U.S.

Goals

Within one year of building Bonsai Village, we expect to have 100% occupancy. After expenses and funds set aside for operating capital, we anticipate the development will yield more than 6% annually (we anticipate 8% ROI and are confident it will be no less than 6%) in profits to be divided among the shareholders, with an anticipated growth rate of 3% year over year.

In five years, and into the future, Bonsai Village will operate at close to 100% occupancy, with a waiting list. It will yield a vibrant community life for its residents, and continued profits for its shareholders.

Demand

There is more than adequate demand for residency in Bonsai Village. Denver is a hotspot for tiny house interest, and a legal place for people to locate their homes is desperately needed. Although we don't know how many people are currently living in tiny houses under the radar, we know they—and the thousands of people who are considering buying or building a tiny house now—will be easy to reach once we can announce our community, as the vast majority are plugged into the tiny house living social networks. See a list of some of those networks in the Appendix, page 37.

The need for tiny house communities is a frequent topic of conversation on the tiny house social media websites and groups, and communities elsewhere that have opened have filled rapidly. As an example, Escalante Village in Durango was built as a tiny-house-specific community, with 24 tiny houses on just over an acre of land. Within days of their official announcement in 2019, they had reservations filling all 24 spots.

Competition

Our direct competition consists of traditional trailer parks, mobile home parks, and RV parks, most of which do not allow movable tiny houses due to industry regulations. There are a few tiny-house-specific or tiny-house-welcoming communities scattered across the country, but only three in Colorado and none in the Denver area, with the exception of tiny house communities focused on homelessness or transitional living.

Team

Joe Callantine, CEO of Life Size: Tiny Communities, LLC, as well as Bonsai Village, LLC, is in charge of all operations. Joe is a licensed electrician and renewable energy specialist, holding a degree in Photovoltaic Design. He has extensive experience in the construction trades and is passionate about tiny house living. He has posted extensively on tiny house social media and is well known in the industry.

Tina Francone, J.D., is LSTC's Senior Vice President of Government Affairs. Holding a Bachelor of Science in Political Science as well as a Juris Doctor, she has served as a Jefferson County Commissioner and as Director of Regional Transportation District N. Tina is currently working to educate policy makers about tiny houses. Throughout the development of Bonsai Village, she will interface with county and/or city agencies to ensure clear communications and responsiveness.

Baseline Engineering. Baseline Engineering will be our engineer on the project. They have already assisted us in preparing initial plans for early concept publicity. As soon as we have identified the land we want and have the capacity to go under contract, we will engage Baseline Engineering to do the surveys, studies, plan drawings and all other necessary components for Bonsai Village so that we can submit plans to the jurisdiction as part of the land entitlement process.

General Contractor. Once plans are developed and approvals are in place, we will engage a general contractor to build the project. Joe Callantine will work alongside the general contractor in all aspects of the development.

Other Consultants. Please see our Operational Plan, page 26, to read about the other consultants who have been brought on to help us build Bonsai Village and Bring Tiny Home.

Costs

Our projections are based on purchasing an 11-acre parcel of land; of course, figures will vary depending on the actual parcel of land we are able to find. As a general guideline, 75% of the land (8.28 acres) is to be used for home plots at a density of 18 per acre for a total of 149 home plots at approximately 2,421 square feet per plot. The total land + development cost per home plot is approximately $33,841, comprising a total of $5,042,308, which would be spread over a phased development of three years. Please see the Development tab on our pro forma financials for details.

Revenue Model

Bonsai Village's revenue will result from a combination of outright sale of the home plots, month-to-month rental, and lease-to-buy over a 5-year term. The average selling price per home plot is based on a 2.0x markup of the cost. Based on the current projections, selling price would be $67,682. The average leasing rate per month is $750. Again, these figures are subject to change according to the actual parcel of land we find. Residents will also be charged a Homeowner's Association fee to cover operating expenses. That fee is projected to be $250 per month. Please see the Revenue tab on our pro forma financials.

Funding Needed

To buy the property and build Bonsai Village, LSTC needs funds in the amount of $6 million. We will be taking the following approach to financing the project:

- **Crowdfunding**. We will present Bonsai Village on a crowd investment platform called Buy The Block, a crowdfunding portal that is registered by the Securities and Exchange Commission (SEC) and Financial Industry Regulatory Authority (FINRA). The platform offers investments in real estate projects under Regulation Crowdfunding/Title III Crowdfunding. There is a cap of $1,070,000 on funds that can be raised in this way—approximately 45% of the $2.4 million land purchase price we anticipate. This offering will be available to all investors who browse the Buy The Block site, and we will publicize it heavily to the greater tiny house community.

We are confident that we will be able to reach the $1,070,000 total that is allowable through the Buy The Block platform. With these funds—and of course we welcome other investors as well—we will be able to make a down payment on the property, get it under contract, and start going through the entitlement process. Then:

- We will secure loans to finish purchasing the property and do the development, or
- We will focus on another capital raise, this time through SEC Regulation D, which governs private placements.

Investment Structure

Apart from the crowdfunding effort, we hope to work with a small group of investors who are passionate about tiny house living. We seek investors who are looking for mindful investments that not only provide a monetary return but also provide a means to invest in a more sustainable future by contributing to the built environment in a way that complements the natural environment.

After the original debt and interest are paid off, our intention is to provide 49% equity to the shareholders, divided among investors based on a waterfall scenario, with larger investors receiving a preferred return. LSTC, as the primary shareholder, will retain 51% equity. The operating agreement will spell out the buyback terms.



Bonsai Village will be an environmentally friendly community built near Denver for tiny houses on wheels—the nation's first replicable tiny house community.

2. Company Description

Bonsai Village, LLC, is the operating company for a community of movable tiny houses to be developed and built in Colorado near Denver. It is a subsidiary and the first development of Life Size: Tiny Communities, LLC (LSTC), a developer of movable tiny house communities.

Mission Statement

Immediate: Our mission is to create Bonsai Village in Colorado, the nation's first replicable tiny house community.

Long-term: Life Size: Tiny Communities, LLC (LSTC), will work with jurisdictional authorities, regulatory bodies, industry leaders and associations to normalize mobile tiny houses as permanent single-family-type living structures. We will provide the next generation in affordable housing by creating, developing, building, marketing, and administering intelligently designed, earth-friendly communities for moveable tiny houses in the United States.

Company Philosophy

Our values include: Honesty, integrity, low-waste lifestyle, mindfulness, avoidance of excess, practicality, and minimalism. We believe in unifying the tiny house movement so that it can truly become the industry it deserves to be. The belief, "if you take care of the people first, everything else will take care of itself," is at the core of everything we do. Integrity is doing what's right, even when no one is watching. We also embrace diversity; our team and advisors include people from different ethnic groups and the LGBTQ community.

Vision

This business plan outlines the steps we will take to build Bonsai Village, LSTC's first community, near Denver, Colorado. Ultimately, LSTC plans to create similar communities in other parts of Colorado and other states, creating a template community that can be duplicated on a nationwide scale.

Company Goals

Our current goals are to obtain funding and then identify and procure property in one of the areas where we have already ascertained an interest and openness to a movable tiny house community. We will then develop our community site plan, interface with the local jurisdiction to iron out any issues, break ground, build out the site, market and sell/lease home plots, and launch Bonsai Village.

Target Market

Our target market consists of millennials who cannot afford traditional housing; retirees who want to downsize; and minimalists who have determined that giant houses full of stuff, with equally large mortgage payments, are not sustainable for their lifestyles. Each of these populations includes some people who are already tiny house enthusiasts and some who have yet to discover the lifestyle. Our marketing efforts will be targeted toward those who are already intrigued and enthusiastic about the idea, whether they have started building or have purchased a tiny house or not.

Industry

There are several tiny house-friendly villages in Colorado. A few others have been attempted. These "communities" are mostly a regurgitation of concepts from days of old—either based on trailer parks or with tiny houses set up in grids. Bonsai Village will be unique in the way it incorporates thoughtful design for traffic flow, parking, community gardens, and the like; the intention of a cooperatively managed community; and resident-friendly options, including direct purchase, month-to-month lease, to lease-to-buy options.

Legal Structure

Bonsai Village, LLC, was established on July 14, 2020. It is a subsidiary of Life Size: Tiny Communities, LLC, which was established on September 18, 2018. We chose the LLC format for both businesses because it is the easiest and most convenient form for our needs now.

Bonsai Village, a homeowner's association/management company, is a 51%-owned subsidiary of LSTC. The remaining 49% will be owned by equity shareholders.

Home site locations may be purchased (either outright or lease/option). The owner will be able to "sublet" as they desire, based on parameters set forth in the HOA rules. Ownership of land will be as in a subdivision; the purchaser purchases the land, their name is on the deed, and that is their equity, the only limitation being that, if they should sell, it has to be sold to another tiny house owner.



"Meraki," the hand-crafted tiny house of LSTC's CEO Joe Callantine.

3. Opportunity

Problem: Attainable Home Ownership

Although home ownership has been an important part of the American dream for centuries, attainable housing has become a major issue in metropolitan areas across the country. Many people are being priced out of their market by soaring real estate prices or they do not qualify for financing due to burdensome student loans, today's high cost of entry, a high unemployment rate, or other financial variables. The need is great for a free-market solution that will offer individuals and families an option to evaluate their status quo and strive for something that is more sustainable, that has a lower impact on the environment and is more affordable. Millennials and people from younger generations, as well as retirees needing to downsize, are feeling the pressure in trying to afford a place to call home.

Cities and counties across the nation are reconsidering their current zoning, planning, and building codes because they see the need for alternative housing options. Developers have looked to the variety of multi-unit housing options that were often interwoven with single-family homes in pre-1940 neighborhoods—duplexes, fourplexes, bungalow courts, mansion apartments, and row houses. Those options were desirable be because they generated the required density to support transit and commercial amenities and helped support walkable, medium-density neighborhoods, while offering affordable housing. Those options are largely missing these days, hence the term "the missing middle" (a middle range between single-family homes and high-rise apartments).

Everyone needs a place to live, everyone needs to have attainable options to be able to live within their means, and everyone needs a place where they can be comfortable and happy.

Tiny Houses

The tiny house movement in the United States is an architectural and social movement that advocates living simply in a small home, defined as a house of 400 sq. ft. or smaller. The idea, dating back at least to Henry David Thoreau's *Walden*, gained traction in the mid- to late 20th century as the square footage of the average single-family home crept higher and higher, with housing becoming more and more expensive. Several books published in the 1970s and '80s explored the idea, and the movement continued to grow in the early 2000s, with more books published. Also, in the early 2000s the idea of tiny houses on wheels began to predominate.

After the onset of the Great Recession in 2008, more people turned to tiny houses as an affordable housing alternative. As environmental awareness and activism have grown, increasing numbers of consumers have become committed to using less, wasting less, and living in greater harmony with the earth. Tiny houses produce less waste during construction, they are much more energy-efficient to live in, and they use less water than traditional single-family homes.

In recent years, two reality TV series, "Tiny House Nation" (produced by Loud TV; streaming on Netflix and other platforms) and "Tiny House Hunters," (produced by HGTV; streaming on multiple platforms) have brought these ideas to millions. A plethora of media articles and podcasts have followed. There are numerous of social media groups focused on tiny homes; please see a list in the Appendix, page 37.

In 2018 the International Residential Code addressed tiny houses (although, unfortunately, not tiny houses on wheels) for the first time through Appendix Q, Tiny Houses. Their definition of a tiny house is:

>"A dwelling that is 400 square feet (37 sq. m) or less in floor area excluding lofts."

Since the coronavirus pandemic, there has been increased interest in tiny houses, especially for rentals as an additional source of revenue.[3]

The Problem with Tiny Houses

There are two primary differences between a traditional trailer/mobile home and a tiny house: the quality of construction—tiny houses are built significantly better than a singlewide trailer—and architecture—they look better than a singlewide trailer. For the most part, mobile tiny houses are classified as recreational vehicles (RV). Most jurisdictions do not allow people to live in an RV on a full-time basis. Despite the fact that 1 million people across the country live in an RV on a full-time basis, according to the RV Industry Association,[4] tiny houses on wheels are, effectively, illegal structures in most jurisdictions in the US. This is based on the premise that RVs are not manufactured to the same standards as traditional homes and will start falling apart within six months. Parking on one's own land may be prohibited by local regulations against "camping," and RV parks do not always welcome tiny houses.

But mobile tiny houses are not, in fact, RVs. Although most tiny houses use the same 50-amp twist-lock plug that an RV plugs into at a campground, and connects to plumbing and water with the same types of connections as an RV, tiny houses are specifically designed and built to single-family house style standards. They are built with traditional building techniques and materials and are aesthetically similar to larger homes, with the proper insulation, ventilation, electrical, and plumbing, just like a regular house.

Not all RV parks will allow tiny houses due to the lack of standards on how these structures are built. While RVs are certified by the RVIA (Recreational Vehicle Industry Association), and certain builders of tiny houses on wheels also have the RVIA certification, there is no overall standard for a tiny house on wheels. As mentioned above, the International Residential Code of 2018 passed and approved Appendix Q, regulations pertaining to tiny houses, listing the modifications of the traditional code to accommodate those smaller structures, but it did not specifically address mobile tiny houses. Work is afoot on getting a mobile version of Appendix Q approved, but it is a long process.

Therefore, builders of tiny houses on wheels have been cobbling together standards from various codes as their guidelines. Because of the resulting lack of standardization, some RV parks are reluctant to risk the liability of allowing tiny house residents.

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[3] "Coronavirus pandemic sees spike in demand for tiny homes as industry moves to make them more accessible," by Melissa Martin, ABC Coffs Coast (Australia), https://www.abc.net.au/news/2020-05-16/coronavirus-sees-new-demand-for-tiny-homes/12248392?fbclid=IwAR12DuYjWNECIMFUv2Mxkxf9qGxLIC7DzLe2SHOH05ivrxcO0Bt1YXE7VVA

[4] "1 million Americans live in RVs. Meet the 'modern nomads,'" by Heather Long, November 12, 2018, washingtonpost.com.

The international and national codes and the local ordinances that govern tiny houses, simply have not kept up with these developments in the market. In short, they are outdated and obsolete.

The Solution: Big Picture

Life Size: Tiny Communities is providing the next generation in affordable housing by creating, developing, building, and managing intelligently designed, earth-friendly communities for mobile tiny houses. We will:

- **Educate policy makers** on what tiny houses are and what they are not, with the objective of normalizing tiny houses for full-time residential use nationally.

- **Develop tiny-house-friendly communities** that meet or exceed the highest available building standards, meet the local building codes, and provide a location where tiny house dwellers will have a place to call home—in communities that add value to the surrounding areas, provide equity to the owners and contribute to being part of the solution. We will develop platinum-standard, mindful and innovative intentional communities that reduce carbon footprints, energy usage, waste, water usage, and pollution. Mobile tiny houses provide the sense of privacy and personal space of single-family-style housing, while facilitating their residents' participation in the larger and connected community. Ultimately, we hope to employ such technology as solar PV, solar thermal, wind, and hydro power so that these communities become their own micro-grids, adding to the resiliency of the community.

- **Develop a turnkey solution,** in collaboration with local government, for a template community that can be duplicated on a nationwide scale. We want to "write the book" on how to do this, so that then we can go to any city, any county, and say, "You have a housing shortage; we have a solution."

The Solution: Close-up

The average price for a Denver home is $450,000. The median price for a tiny home is $75,000. We project that our lot price at Bonsai Village will be less than $75,000. Therefore, collectively the price is $150,000. The discrepancy is a savings of $300,000. These figures make it clear in a nutshell how tiny houses represent affordable housing.

A Word About Homelessness and Transitional Housing

Much good work is being done about the potential role of tiny houses for the homeless, disabled, military veterans, mentally ill, and as transitional housing for people getting back on their feet after a setback. While we applaud this work, our focus is on normalizing tiny houses for people who have some means and just want to live in a tiny house.

Tiny House Communities Around the Country

There are a few tiny-house-specific communities scattered across the country—notably in or near Austin, Tex., Portland, Ore., and Asheville, North Carolina—but these seem to be "one offs" and are not looking to scale their operation to a national scale. Usually such a community is a family-owned 10 or

20 acres and the owners have gone through the process of acquiring approvals through zoning and planning departments, county commission or city council. We do not know of any communities or companies that plan to expand or duplicate the community development beyond one single development. It has been challenging working with cities and counties trying to get them to understand the situation and how we can help solve the housing problems in their jurisdiction.

The Current Project: Bonsai Village

The purpose of this business plan is to raise funds to enable us to build LSTC's first tiny house community in Colorado: Bonsai Village. This will provide the template for many other communities to come.



This photograph of a tiny house grouping in another state conveys a bit of the community feeling Bonsai Village will deliver.

4. Products & Services

The basic problem LSTC is solving for our target customers is that of affordable housing. Secondary problems that our communities address are (1) isolation and need for community, (2) the negative effects of ever-increasing consumerism on people and the environment, (3) the desire to be part of something bigger than oneself, and (4) the desire to live in greater harmony with the earth.

Tiny By Design

With our design and construction partners, LSTC will build and offer Bonsai Village and, eventually, other communities specifically designed for tiny houses. Our communities' design will facilitate a flow that promotes a community atmosphere while reducing the inhabitants' carbon footprints, energy usage, waste, water usage, and pollution. Community common spaces, such as community gardens and open space, will facilitate community spirit. Our communities will meet or exceed the highest available building standards, meet the local building codes, and add value to the surrounding areas.

Life Size: Tiny Communities will design and build the community, platting out tiny home locations as in other types of neighborhood planning. Bonsai Village will feature some 149 tiny home locations. It will feature pocket neighborhoods with perimeter parking, community gardens, and an open space with a drainage retention pond. Each tiny home location will have all major utility connections and access to a plot in the pocket gardens. Vehicular traffic will be kept at a minimum, with the entire community being pedestrian, bike, and pet friendly.

LSTC will install roads and all infrastructure: plumbing, electricity, and internet access. We will install concrete pads that will serve as foundations for each of the planned homes in the community. Ideally, the land we select will be large enough to accommodate a 5,000-sq. ft community building to be built a few years down the road; Bonsai Village will open before the community center is built so as to provide a revenue stream to help finance that building. All that remains is for the residents to bring their tiny homes, hence one of our slogans: Bring Your Own Home!

This will be an HOA-managed community where residents (mostly owners, some renters) comprise the HOA board. We envision the residents being mostly singles/couples, who want to downsize and have few (or small) recurring living expenses. The community will definitely be pet friendly.

A third-party management company will handle the leasing and maintenance needs of the community, under the direction of the HOA. Contractors will provide landscaping, road maintenance and security.

Features and Benefits of Living in Bonsai Village

FEATURE	BENEFIT
E A S E O F L I V I N G	
Legalized tiny house living; the acceptance or normalization of tiny houses.	You will finally be able to park your tiny house legally; you will not have to worry about the government coming and saying, "You can't live in this thing."
Quick and reliable access to water, electricity, internet.	Simplicity. Quick move-in and move-out.
F I N A N C I A L	
Affordable living.	You can get started in home ownership much sooner than trying to purchase a traditional $450,000 single-family home—or, if you can stay in the tiny house indefinitely because it means so much more freedom.
Flexible purchase and lease options.	Flexibility—make your living arrangements work for your lifestyle needs.
Monthly lease.	You can pick up and move your home to another location with ease; great for working from home or temporary job assignment in a different area.
Lease-to-purchase option over 5 years; a portion of what you pay every month can go toward your down payment to purchase property.	Reduction of barriers of entry, causing home ownership to be in reach.
Mobile tiny houses are considered chattel in the real estate world, which means they do not appreciate in value; they depreciate. Being able to tie your tiny house to a piece of land instantly gives you an equitable value.	- The opportunity to own property. - Ability to sell your spot to another tiny house owner. - If you want to move but not sell your land, you could rent your land to another tiny house owner who needs a spot to live in the short- or long term.
C O M M U N I T Y	
Community of like-minded folks (tiny house enthusiasts).	A sense of community is good for mental and physical health.
Beautiful, functional, well-planned community.	Simplified living = minimized hassles.
Conscious design to encourage flow: parking on the perimeter.	Less vehicular traffic makes it more comfortable to walk and for children to play .
Community garden.	- The pleasure of gardening. - Ability to grow some of your own food. - The possibility of selling any excess food you grow.

Pricing

We plan to charge between $650 and $850 per month for the lot rent/lease on one spot at Bonsai Village. Our current projections are based on a monthly rental of $750. Buyers are required to furnish their own tiny houses, which will be required to meet certain standards. (See Tiny House Certification, page 30.)

We will offer a lease option in which, for the first five years, the resident is effectively leasing the spot. At the end of that period, if they decide that they want to purchase it, they will have the option to purchase that parcel of land and then start building their own equity.

We anticipate charging an HOA fee of $250 per month. This will cover costs for utilities, maintenance, and management.



Many environmentally conscious people, including millennials, minimalists, and downsizers, are attracted to the tiny house lifestyle.

5. Marketing Plan

Entire social media groups, forums, image boards, and companies center around tiny houses. The questions asked in these groups span from design, building, and troubleshooting, to moving and the like. The number one question asked is, "Where can I park my tiny house?"

Demand

We are confident there is more than adequate demand for Bonsai Village. Denver is a hotspot for tiny house interest, and a legal place for people to locate their homes is desperately needed.

Currently, an unknown number of people are living in tiny houses under the radar, hiding in backyards, because wherever they are, they are still classified as illegal structures. They are "unknown" because they do not want to be identified: that could jeopardize their current situation. Those are the individuals that we want to cater to first, because we want to be able to offer them a legal place to park their tiny house and live. The vast majority of these people are plugged into one or another of the tiny house social networks.

We have received 24 signed letters of intent from people who are interested in a tiny house community in the Denver area. Letters were solicited from people on our founding residents' list; the letter also appeared on our old company website and currently can be found on the website neighborland.com as part of an article entitled, "I want a tiny house community in Denver." The letter makes it clear that there is no obligation incurred by signing it, but that those who sign first will be among the first considered when the community is ready to start taking reservations. Therefore, these letters are not signed contracts, but they certainly show strong interest. (You can read a copy of the letter in the Appendix, page 40.)

As evidence of the interest in a tiny house community, consider Escalante Village in Durango. It was built as a tiny-house-specific community, with 24 tiny houses on just over an acre of land. Within days of their official announcements in 2019, they had reservations filling all 24 spots. In fact, we know three people from Denver who, with their families, moved to Durango just because it was a legal place to park their tiny homes.

Market Research

Between 5/17/18 and 11/04/18, we conducted a demographic survey of potential tiny house dwellers. A more detailed summary of the results can be seen in the Appendix, page 47 .

Purpose: To identify the various types of people looking to switch to tiny home living and their reasons for wanting to make a switch.

Method: The survey was housed on a personal website (http://mysolarhome.info/tlcsurvey/; site is no longer in service) that was advertised to individuals and groups in a variety of social media, email newsletters, blog posts, and other online avenues connected with tiny houses. All participants were self-selecting.

Participants: 231
Takeaways: There are no clear demographics of people who are choosing to switch to tiny living; it comes down to a "psychographic" or mindset. People who are choosing the tiny life come all walks of life, creeds, and backgrounds. The primary driver behind the choice is financial freedom. Reducing housing costs for these families and individuals will help to strengthen their finances and allow them to live life more abundantly.

This market research showed there is a strong demand for a community for individuals and families willing to make the switch to tiny living.

Barriers to Entry

The barriers to entry into this industry include:
- High cost of land
- High cost of developing the land
- Lack of knowledge and familiarity with tiny houses
- Preconceptions on the part of city and county officials who are not familiar with tiny houses
- Lack of true knowledge of the tiny house industry

Please see Management & Organization, page 34. We believe we are uniquely qualified to build and manage Bonsai Village.

Target Customer

Target Customer Group 1: Millennials

Age   Millennials (and some older members of Generation Z): people aged 18-39[5]
Gender   Men and women
Family Status   Singles and couples
Location   Want to live in greater Denver metro area

Attitudes and Characteristics:
- Find the current pricing of traditional home purchasing to be astronomical: home ownership is a pie-in-the-sky dream
- Find the rental market also very expensive
- Many are living at home with the parents
- Overburdened by a significant amount of debt from obtaining higher education
- Often flooded with consumer debt
- Exceptionally mobile in the work force. Gone are the days where one settles down, works for the same company for 30 or 40 years, and then retires. (A nationwide network of tiny homes would put an end to the nightmares of selling the current house, living in temporary housing at

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[5] Millennials are generally defined as the demographic cohort born between 1981 and 1996 (currently, approximately 24-39 years old). That cohort is followed by Generation Z, whose members were born between the late 1990s and the early 2010s. Generation Z members aged 21 and up join Millennials in the target customer group.

the new location until a new home and new normal is found. With this concept, simply hook up your house and drive off into the sunset—or sunrise, depending on which direction you head).

Target Customer Group 2: Retirees

Age   65-70
Gender   Men and women
Family Status   Singles and couples
Location   Wants to live in greater Denver metro area

Some 10,000 individuals <u>per day</u> are hitting retirement age.[6] They no longer need the large houses where they raised their families. Those larger spaces still require maintenance, upkeep, and in some cases need repair. By downsizing, these empty nesters are able to live their golden years with less stress, fewer possessions to maintain, and less cost. Some are able to travel, as they have always wanted to. By living in a tiny house community, many more would finally be able to live within their means, being on a fixed social security or other retirement income.

Target Customer Group 3: Minimalists

Age   Adults of all ages
Gender   Men and women
Family Status   Singles and couples
Location   Wants to live in greater Denver metro area

As our culture becomes ever more "connected," people everywhere are, ironically, becoming increasingly more disconnected from what life could and should be. A growing number of people are starting to look toward a simpler way of living by maximizing the functionality of their living spaces, spending more time outdoors and leveraging technology to actually reduce stress instead of increasing it.

Attitudes and characteristics:
- Understand that pensions no longer exist.
- Believe the marketplace is too volatile to rely on 401k plans.
- Are proactively saving money.
- Know that they can only count on themselves and the community of people they surround themselves with.
- Enjoy the challenge of fitting everything they need into a smaller footprint and living "right-sized."

Being able to offer a means for these people to participate in a movement that is bigger than themselves while providing an attainable housing solution and a way to live well within their means in a market of their choosing…our reach will be far and wide! Imagine the economic impact of slashing the largest portion of an individual's budget in half—what would that do to a person's well-being? Imagine the overall economic impact it would have in that person's community.

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[6] [On January 1, 2011], the oldest members of the Baby Boom generation celebrated their 65th birthday. In fact, on that day, today, and for every day for the next 19 years, 10,000 baby boomers will reach age 65." Pew Research Center Fact Tank.

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Key Competitors

Bonsai Village's direct competition consists of traditional trailer parks, mobile home parks and RV parks. Few of these allow movable tiny houses due to the industry rules and regulations.

In Colorado, there are numerous tiny house communities that we DO NOT consider to be competitors:

NOT Our Competitors

- **Transitional housing for the homeless** – Beloved Community Village (Denver) and Women's Village at Clara Brown Commons (Denver)
- **Vacation rentals** – Tiny House Leadville (Leadville) and WeeCasa (Lyons)
- **Stationary houses on foundations** – Sprout Tiny Homes, based in Pueblo, received approval in 2018 from the Salida City Council to build 200 tiny house rental units, along with other community features, on a 19-acre riverfront parcel in Salida. They are also working on a 33-unit tiny house development in Walsenburg. Again, these are tiny houses on foundations.
- **Community living in existing tiny houses on foundations, RVs, and Park Models** – Whispering Aspen Village (Fairplay).

The direct competition appears to be limited and non-threatening. We know about the following tiny-house-on-wheels-friendly locations throughout the state:

NAME	LOCATION	DESCRIPTION
Flying Saucer RV Park	Englewood	Standard RV park that is friendly to tiny houses but rarely has openings. http://www.flyingsaucerrvpark.com/
South Park RV and Mobile Home Community	Englewood	Standard RV park that is friendly to tiny houses but is an age-restricted community (55 or older). Website
Escalante Village	Durango	A true, dedicated tiny house village. Has 24 tiny home spaces on just over an acre of land, laid out in a grid format. Website
Island Cove Mobile Home Park	Durango	Mobile home park, recently renovated with a tiny-house-on-wheels-only section. Blog post about this community

With the exception of Escalante Village, these "communities" are a regurgitation of concepts from days of old. Renovated RV parks that are still reminiscent of what they used to be, trailer parks trying to shake off the negative stigma that goes along with the name "trailer park." The mission here is to break down the stereotype by creating a new template for the next generation of attainable housing.

The traditional trailer park model is the most direct competition to our community. The main distinction is one of psychographics. Market research is completed on the basis of demographics, i.e., age, income, gender, marital status, etc. Most, if not all, research fails to include the mindset and goal of the individual/family. Many of the people that are choosing "the tiny life" are generally resourceful, mindful, and productive members of society. They are educated, have decent jobs and are looking for ways to reduce their belongings, stress, debt, and carbon footprint. Although certainly these qualities may be shared by some people who choose to live in mobile homes, our target customers emphatically do NOT want to call a traditional trailer park home.

Based on our research, the #1 complaint in mobile home parks is, "I just want to be able to grow my own damned vegetables." Residents feel crammed in and frustrated that there is no room to garden. Our model allows 2421 square ft. per home, of which only 400 sq. ft. is occupied by a concrete pad, plus a community garden in each of the pocket neighborhoods.



Traditional trailer parks are congested and lack space to grow one's own vegetables. Most tiny house dwellers have no desire to live in such a setting, although in many areas there are no other legal options for positioning their tiny homes.

Competitor Comparison

FACTOR	Bonsai Village	Flying Saucer RV Park	South Park Mobile Home and RV Community	Escalante Village	Importance to Customer
Focus	Built from the ground up for tiny houses	RV park adapting to some tiny houses; focus is on vacation rental of RV plots	RV park adapting to some tiny houses; limit to people 55 and up	Built from the ground up for tiny houses	High Importance
Design	Curving roads, pocket neighborhoods with community gardens	RV plots laid out in an angled grid pattern	RV lots laid out in an angled grid pattern	Tiny house lots in parallel, right-angle grid	High importance
Monthly Rate	$650-850 + Electric	$600 + Electric	$800/month plus electric; any more than 2 people per site is an additional $50/month	Not published, since all spaces are currently filled	High importance
Lease-to-Buy Option	Yes	No	No	No	High importance
Selection	When we launch, we will have great availability of spaces	Very few spaces available	Very few spaces available	No spaces available	High importance
Service	We intend to deliver excellent service, but are at a disadvantage with no track record	Yelp Reviews: 1 excellent, 1 very good, 1, poor, 1 terrible	Yelp Reviews: 3 excellent, 4 very good, 9 terrible	Facebook Reviews: only 2, both excellent	High importance
Company Reputation	A weakness for us since we don't have a track record yet	Has been in business for many years	Has been in business for many years	Has been in business for 1 year	Not very important (people are desperate to find a home for their tiny house)
Location	TBD	Englewood, near South Platte River but not scenic	Englewood, along South Platte River but not scenic	Durango, great mountain views but not near Denver	High importance
Advertising	Top-notch website and social media	Tired, dated-looking website	Tired, dated-looking website	Top-notch website and social media	Not important to a customer's decision to live here, but very important in reaching our market
Image	Will be hip, trendy, exhibiting the tiny-living ethic	Old-style RV park	Old-style RV park	Hip, trendy, tiny-living ethic, "traditional Western town" street layout	High importance to our market

Our Advantages

The number one thing that will set Bonsai Village apart from the competition is that it is built specifically for tiny houses, and it is being built from the ground up in a mindful way, understanding that sustainability is the key driving principle. Other advantages are our beautiful, "organic"-feeling layout, the landscaping, the community gardens, the open space, and the ability to buy one's own lot.

Positioning/Niche

Bonsai Village's positioning is as a high-quality community for movable tiny houses, developed from the ground up by tiny house lovers, with care and attention to the community aspects of a whole new kind of neighborhood.

How We Will Market

Digital Marketing

Digital marketing will be the primary focus of building the LSTC brand and promoting Bonsai Village. Not only is it economical, but it is the most effective way to reach this population of independent thinkers. Search engine optimization, heavy presence in the various social media groups, and establishing the company as the expert in tiny house community development in government circles will be our primary tools.

As mentioned above, we have posted a link to a no-obligation letter of intent at this link https://neighborland.com/ideas/den-a-tiny-house-community for people to express their interest and get early consideration on location when the community opens. To date we have received 24 letters of intent.

Website

LSTC's website is fully built out and contains a wealth of information not only about Life Size: Tiny Communities but also about tiny houses and tiny house living. This will continue to evolve as we develop more relationships and connections to become a "one stop shop," including developing a more robust governmental resource page.

Affiliations

We have affiliations with many others in the industry. They include the tiny house trade association:
- Tiny Home Industry Association (THIA). This group's mission is to unify the tiny house movement by developing standards and promoting best practices in the construction, placement, and widespread use of tiny homes as permissible and permanent housing.

In addition, we have affiliations with many tiny-house-centered companies, such as tiny house inspection/ certification companies, builders, event organizers, and suppliers. We also have strong relationships with key individuals in the movement and have no doubt they will help us promote our community through word-of-mouth marketing. They include:

- Alexis and Christian, tinyhouseexpedition.com. This is a traveling couple of tiny house ambassadors/filmmakers, sponsored by U-Haul, who travel the U.S. and document the tiny house movement.
- Zach Giffin, the co-host of the FYI Network TV series "Tiny House Nation" and producer of the YouTube series "Tiny House Tour." Giffin is a tiny house dweller and enthusiast, and he is currently the Vice President of the Tiny Home Industry Association.
- Emily Gerde, author of the blog Mindful Minimalist Mama, is a tiny house dweller and a leader in the tiny house movement. She was instrumental in getting ADUs (accessory dwelling units) approved in Minnesota, when they lived there. She, her husband, their two children, a dog and three cats live in a tiny house in Hayden, Colo. (near Steamboat Springs).

Festivals and Trade Shows

In addition to the above, as soon as the company has found its piece of land, we will participate in tiny house-specific trade shows, festivals, and events, including the Colorado Tiny House Festival and the People's Tiny House Festival.

Tiny Living Workshops

We have presented workshops about the tiny house lifestyle and anticipate doing more of them, particularly until our community is launched. Although these workshops are mainly offered as a service to those considering the lifestyle, a secondary purpose is marketing our community(ies). A fee is charged. Participants include:

- **Do-It-Yourselfers** – people who want to build their own house but do not know where to start. Our workshop teaches them practical information, such as how to properly frame the structure and run the plumbing or electrical.
- **Downsizers** – people who are thinking of downsizing. The workshop helps them explore how to go about getting rid of their stuff and what it means to "live tiny."
- **Want to Learn More** – people who want to learn more about what tiny houses are and whether they would fit in their lifestyle, and whether it is something that they would truly be attracted to. The workshop includes an overnight or weekend rental component so they can experience sleeping in a tiny house.

Pricing

Our current projection for the price of outright purchase of a lot for Bonsai Village is about $67,680. This is subject to change based on the size and cost of the actual property purchased.

Lot rental/lease will be between $650 and $850 per month; our current projections are based on a price of $750 per month.

The Homeowner Association fee, which will be charged only to people who own or are purchasing their locations, will be $250 the first year. The HOA fee includes water, sewer, and trash. Most likely, electricity and cable internet will be individually metered. For people who are leasing, these expenses will be included in their lease fees. Please see the Revenue tab in the pro forma financial statements.

In establishing these prices, we are trying to retain and maintain attainability. Our target monthly cost is comparable to traditional mobile home parks. We do not want to charge $1000+ for someone to place their tiny home; if we have to do that, it defeats the purpose of going tiny. The smaller parcels of land are relative to the size of the home and should have a smaller price tag as well. If someone spends $75,000 (average price) for a tiny home and then $75,000 on a parcel of land to park it, we believe $150,000 is a reasonable price for a person to own property and be able to participate in a community of like-minded people.

Lease/Sales Model

We will make parcels available using the following options:
- Month-to-month lease.
- Lease with option to buy – this allows a resident to live on the property for five years and, at the end of the five years, they are given the option to purchase their parcel. A portion of what they pay every month during those five years goes toward the down payment for the purchase of the property, which will bring down significantly the amount they will need to pay cash for or finance.
- Purchase with mortgage.
- Purchase with full payment.

Proposed Location

This section describes the factors at play in our selection of land for Bonsai Village.

(For details about the proposed layout of Bonsai Village, please see Locations and Facilities (Operations section), page 30.

Size of Parcel

We are seeking 10-20 acres, 10 acres being the minimum needed to provide the necessary density to keep the prices down for our residents, although we will consider a smaller parcel if the price is right. Anticipated density is 15-20 houses per acre.

Characteristics

Ideally, the land will be located on the west side of Denver and will have some trees and varied topography. It cannot have much in the way of rocky outcroppings because our structures are mobile and need to be able to get in and out with ease.

Jurisdiction

The land for Bonsai Village will probably be located in one of the three jurisdictions whose officials have actually stated their readiness to work with us:
- **Jefferson County** (county commissioners)
- **City of Littleton** (city council)
- **El Paso County** in the Colorado Springs area (board of county commissioners). This county passed legislation in 2017 that legalizes tiny houses. Their Planning Department has rolled out the red carpet, saying, "Please come and build a community in our jurisdiction."

In addition, we are currently working with the following other jurisdictions that have expressed interest. If we should identify an appropriate property in one of these jurisdictions, we would prioritize getting that jurisdiction's approval:

- Arvada
- Westminster
- Thornton
- Wheat Ridge

With the exception of El Paso County, all the above locations are near the Denver Metro area. We believe the Denver area is an ideal location for Bonsai Village because (1) it will allow people to work within a larger metro area and yet still afford a residence, (2) there is an active and eager community of tiny house enthusiasts in this area, and (3) the team has many tiny house connections locally (as well as nationally).

As mentioned before, we have received 24 signed letters of intent from people who would like to see a tiny house community in Denver. These are not signed contracts, but they certainly show strong interest. (See Appendix, page 40, for a copy of the letter.)



Tiny house dwellers are resourceful with their interior and exterior environments.

6. Operational Plan

Once we have capital, we will be able to purchase land and start the development process on Bonsai Village. For Development costs, please see the Development tab on our pro forma financial statements. For operational costs, see the COS and Operating Expenses tab.

Operational Team

LSTC is the majority stockholder in Bonsai Village and, consequently, LSTC's management team is responsible for the operations of Bonsai Village. When Bonsai Village is up and running, we anticipate turning over many of the managerial decision-making responsibilities to an HOA-style board made up of community residents, supported by a third-party management company.

Chief Executive Officer

At present, **Joe Callantine** is the CEO of both Bonsai Village and Life Size: Tiny Communities. Read about his background in the Management and Organization section, page 34. The following is a list of his duties relative to Bonsai Village. (Note: We have plans for a Chief Operating Officer to be hired sometime in the next year; when that happens, some of the following responsibilities will be transferred to the COO.)

Pre-construction Phase
- Develop the vision, business plan, and budgets.
- Develop and maintain the LSTC website and social media presence; serve as liaison with tiny house community people nationwide.
- Secure funding.
- Work with a commercial real estate broker to scout, identify, and procure the appropriate parcel of land.
- Work with our engineer to develop a site plan to obtain approvals.
- Work with our Government Affairs Specialist to work with the jurisdiction's offices (planning department, building department, etc.) for approvals.

Construction Phase
- Engage a general contractor.
- Work closely with the general contractor during all phases of construction.
- Oversee the process of leasing / selling the plots to residents.

Operational Phase
- Serve as property manager temporarily, until the HOA board is up and running and the third-party management company has been engaged.
- Help establish the HOA board.
- Select and engage the third-party management company.

Senior Vice President of Government Affairs

Tina Francone, J.D., is LSTC'S Senior Vice President of Government Affairs. Read about her background in the Management and Organization section, page 34. She has been working with jurisdictional officials to familiarize them with tiny houses, and she will be the person interfacing with county and city agencies to keep things running smoothly as we go through the development process for Bonsai Village.

Chief Operating Officer

LSTC is currently searching for a COO to work with Joe Callantine in the operational aspects of developing Bonsai Village. We anticipate filling that position within the next year. This may or may not be an equity partner in the business.

Chief Financial Officer

Within 6 months to a year, LSTC plans to bring on a CFO to handle the financial side of developing Bonsai Village and future developments. This person may or may not be an equity partner in the business.

Commercial Real Estate Broker

Kevin Andrews
Column Commercial Partners
600 17th Street, Suite 2800 South
Denver, CO 80202
(720) 943-4430
https://www.columncommercial.com/

Production Team

Engineer

We have a contract agreement between Life Size: Tiny Communities and Baseline Engineering, the company that helped us do the preliminary conceptual design. Once we have identified the parcel of land we want for Bonsai Village and have the capacity to take it under contract, we will engage Baseline Engineering again to do the necessary surveys and studies and then put the actual pieces together, specific to this site, allowing for the proper setbacks, drainage, etc., to prepare the official, engineered drawings. Those drawings will go to the city to be reviewed and permitted so that we can start construction.

Baseline Engineering is excited about the concept and eager to work with us.

Baseline Engineering
Golden HQ
112 N. Rubey Drive, #210
Golden, CO 80403
(303) 940-9966
Contact: Deeann Frederickson, RLA (Registered Landscape Architect)

General Contractor

Once we have the drawings, we will go out to bid to various general contractors and start getting their prices. We hope to find someone who not only can build our community within our budget and timeline, but ideally someone who likes tiny houses, who believes in our mission and vision. Then, once we have our building permits, the general contractor we have selected can get to work.

Marketing Team

Website

Tree Ring Digital has developed the LSTC website, lifesizetinycommunities.com, and will continue to improve it and take care of SEO (Search Engine Optimization) so that our site pops up when people do a web search for "tiny house Denver" and other key words and phrases.

Tree Ring Digital
Paige Wiese, Owner
445 N Broadway, Suite 601
Denver, CO 80203
303-218-5287
Info@TreeRingDigital.com
https://www.treeringdigital.com/

Digital Marketing and Social Media Strategy

Athena Digital has just been signed as our official marketing firm for creating and implementing social media ads and helping with lead generation.

Athena Digital
Jen Seregos, Owner
Boulder, CO
720-907-7692
https://www.athena-digital.com

Other Advisors

Business/Real Estate Attorney

J.R. Geraghty
Geraghty Law Office (GLO)
2420 17th St
Denver, CO 80202
303-385-7622
https://www.geraghtylawoffice.com/

Financial Strategist

Matt Draymore
Startup Specialist
CFO Share
Industry / 3001 Brighton Blvd
Suite 643
Denver, CO 80216
720-230-6060
https://cfoshare.org/

Note: Matt has prepared the financial projections for drafts of this business plan.

Capital Raise Advisor

Ryan Thomas
Peregrine Interests
713-647-2018
https://www.pi314.io/

Business Plan Consultant

Julie Lancaster
Business Writing Services
303-733-1120
julielancaster.com

Office

For the time being, the team members will operate remotely using their own computers and cell phones. Once there are multiple communities, LSTC will staff an official office.

Quality Control

The track records of our engineering firm, Baseline Engineering, and general contractor, yet to be engaged, together with the inspections and approval processes of the jurisdiction in which Bonsai Village is located, will ensure quality of our physical tiny home development. Ongoing quality and maintenance will be overseen by the HOA board and executed by the third-party management company we bring in.

Tiny House Certification

In addition, it is important to us to maintain high standards of quality in terms of the tiny houses people bring in. To assure this quality, we will require that incoming existing tiny houses have received certification from Bildsworth International, a company that provides inspections, certifications, and insurance for this market. The standards they use are a combination of the International Residential Code and Modular Code, which has more stringent standards than the code addressing mobile homes. If a Bonsai Village resident wants to bring in a newly built tiny house, their builder—or they themselves, if it is a DIY project—needs to obtain certification from Bildsworth.

Bildsworth International
Barbara Reilly
407-399-6343
https://bildsworth.com/

Location and Facilities

As mentioned above, we anticipate locating Bonsai Village somewhere in the western part of the Denver metro area. (For more about the factors behind that choice, see Proposed Location in the Marketing section.) The community will include space for community gardens, drainage, and open space in addition to concrete pads for tiny houses and, ideally, a community house, although the community house will not be built for a few years.

Total Site Area

Total site area will be between 10 and 20 acres, ideally, although we will consider a smaller property if the price is right.

Tiny House Locations

The community will be designed with approximately 15-20 concrete pads per acre, which provides a 2,900-square-foot lot for each resident. Each concrete pad measures 40x10 ft. Since the footprint of the house itself is only 400 sq. ft., this provides a generous area in which kids or dogs can play and residents can have a private garden.

The concrete pads will be in several clusters, each of which will be associated with a community garden and parking lot, in what we are calling a "pocket neighborhood."

Community Gardens

Several community gardens are envisioned, one for each group of home plots.

Common House

A key fixture of the LSTC model that we plan to replicate in future communities will be a common house of approximately 5,000 sq. ft. that will provide an area where people can cook and eat and celebrate together. It will contain some community amenities, such as a laundry room, and accommodations for visiting family and friends that cannot be housed within their host's tiny house, a few rooms that can be reserved by visitors to the community, plus extra space for storage. Anticipated size is 5000 sq. feet. Cost of this community house will be approximately $750,000, and our financial models do not allow for this to be included in Bonsai Village; however, we plan to leave space for the community house and build it once an income stream is established.

Roads and Parking

Roads are designed to meander through the community rather than being in a grid format. Approximately two off-street parking spaces for vehicles per house are envisioned.

Utilities and Services

We expect that Excel Energy will provide the electric service and the local water utilities will provide the water and wastewater. If the property we obtain has adequate water rights and a commercial well, we may pursue the possibility of building a septic system to accommodate the number of tiny homes we are planning. In addition, we may consider the option of composting toilets, which are of interest to many tiny home dwellers. (El Paso County already has sanitation districts that could allow for composting toilets.) Comcast or other local broadband provider will provide broadband Internet in the area. Each of these utilities will have a connection at each tiny house location.

The contracted third-party management company will engage contractors for landscaping, road maintenance and, in the future, maintenance of the inside of the common building.

Legal Environment

After we get approval from the Zoning Department, Building and Planning, or other appropriate department, depending on what jurisdiction Bonsai Village will be located in, it will be up to the general contractor to pull all the necessary permits, obtain general liability insurance, and hire licensed plumbers, electricians, HVAC experts, etc. Once the community is operational, legal requirements will be comparable to those for a neighborhood of single-family detached houses: for example, keep the roadways clear and prevent overgrown properties. Such matters will be addressed by the third-party management company, under the guidance of the HOA and the oversight of LSTC.

Credit Policies

For customers choosing a month-to-month rental, we will use a standard application form and look for a track record and references that will assure us that the renter will make their payments reliably.

The Bonsai Village rental agreement will set forth clear policies about late payments, late fees, and eviction if payment is delayed beyond a certain number of months.

We do not offer credit. However, for the lease-to-buy option, a portion of the monthly fee applies to the end purchase amount, so we are financing that portion in a sense. After five years, the resident can refinance with a third party or pay cash for their land.

Technology

Technology is ever evolving. Utilizing up-to-date management technology will streamline and optimize the operation of Bonsai Village, enabling us to minimize operation costs and keep the cost of ownership low, adding value to the residents and investors.

Group living management software AppFolio is available to manage cooperative owners' documents, payments, and requests. Audio/video options will be used to document and manage HOA board meetings and documents, with the capacity to have board members attend from remote locations.

Community Participation

As a member of the trades (electrician), Joe Callantine is keenly aware of the shortage of young people entering into the trades, and he believes that LSTC is in a unique position to help. Although these steps are not envisioned immediately, part of the plan for LSTC communities is to engage students at local colleges and universities—even, possibly, high schools—together with professional engineers in the planning process for communities in their areas. There might even be a building component as well, since tiny houses are small structures that could be transported to a school for students to experience building, wiring, etc.

In the years to come, it will also be important to study the socioeconomic effects of our tiny home communities on the surrounding economic environment. Do these communities, in fact, provide an influx of tax revenues, or affect local spending? We would like to build relationships with a university, college or high school in each area in which we build so they can help us collect that information and put it in the public domain for people to access, so that some county commissioner or city councilmember of the future wants to know how a tiny house community would impact their jurisdiction, they can see the kinds of results our existing communities have created.

Milestones

Milestone	Target Date	Who's Responsible	Details
Establish LLC for Bonsai Village	Completed	Joe Callantine / attorney	LLC was established on July 14, 2020.
Write business plan	In process	Joe Callantine / business writer	Create and set up cooperative business plan for presentation to investors. Plan is being finalized in early August 2020.
Set up crowdfunding page on BuyTheBlock.com	Sept. 15, 2020	Joe Callantine	BuyTheBlock.com is registered with the Securities and Exchange Commission (SEC) and Financial Industry Regulatory Authority (FINRA).
Launch marketing campaign for people to invest through crowdfunding page	Oct. 1, 2020	Joe Callantine / Athena Digital	Publicize investment opportunity.
Engage COO for LSTC	Ongoing	Joe Callantine / Tina Francone	Identify and engage a Chief Operating Officer as part of the management team of LSTC to work on all aspects of developing Bonsai Village.
Engage CFO for LSTC	Ongoing	Joe Callantine	Identify and engage a Chief Financial Officer as part of the permanent management team of LSTC.
Seek out funding and strategic partners	Ongoing	Joe Callantine	Find strategic partners for cooperative establishment and find proper avenues for potential funding and investors beyond the crowdfunding platform.
Obtain Bonsai Village property	Ongoing	Joe Callantine	Identify property suitable for a tiny house community.
Develop community site plan	Once property is under contract	Joe Callantine / Baseline Engineering	Develop site-specific plans and drawings for submission to jurisdictional authorities.
Interface with jurisdictional authorities on any issues that arise.	During development	Tina Francone	Provide responsive communications during the development phase to answer any questions that the city or county officials may have.
Break ground on Bonsai Village	1/1/2021	Joe Callantine / General Contractor	Officially break ground on community development.
Official community launch!	7/1/2021	Joe Callantine and Management Team	Officially open the doors of Bonsai Village, Denver's first tiny house community!

7. Management & Organization

Management Team

LSTC's management team currently consists of two equity partners. Within a year we plan to bring on COO and CFO; the people in these positions may or may not be equity partners.

Joe Callantine

Position: CEO of Life Size: Tiny Communities, LLC; CEO of Bonsai Village, LLC

Role in LSTC: Overall vision. Selection of Engineer, General Contractor, and any additional team members. Works on-site with Engineer to oversee general contractor. Marketing and Customer Service. Handles contracts, invoicing, accounts receivable.

Background: Joe is a licensed electrician and a renewable energy specialist, holding a degree in Photovoltaic Design. He has an extensive record as "Joe of all trades," with experience ranging from computer hardware, auto mechanics, consumer electronics, diet/exercise, and natural processes in regenerative agriculture to soap/candle making.

Joe wholeheartedly believes that if one takes care of the people first, all else takes care of itself. By offering more sustainable and self-sustainable housing, LSTC and Bonsai Village will be a shining beacon to the surrounding area and the world alike. Taking care of the people, the community and the planet today will allow our children and grandchildren to enjoy the beauty of our precious blue marble[7] for many generations to come.

Joe has refined his life's purpose to advance self-sufficiency, sustainability, renewable energy, electrification of transportation, regenerative agriculture, and tiny house living. Educating, advocating, and setting the example for being the change that he wants to see in the world has become the primary focus in his life. He also believes there is a significant difference between managers and leaders and realizes that this movement is much bigger than himself and bigger than the sum of its parts.

Tina Francone, J.D.

Position: Senior Vice President of Government Affairs, LSTC

Role in LSTC: Reaches out to policy makers at various jurisdictions to gauge their interest in tiny houses. If they are interested, Tina arranges for Joe to make a presentation. As work commences on our first community, she will interface with county and/or city agencies to make sure that all their concerns are being addressed and that they are responsive to our questions.

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[7] The Blue Marble is a photograph of the Earth taken from space by the crew of Apollo 17 in 1972 on their way to the moon.

Bonsai Village – Life Size: Tiny Communities 8/12/2020

Background: Tina holds a Juris Doctor (JD) degree and a Bachelor of Science in Political Science. She has been in the public arena throughout her career and has extensive business development experience within local county government, including serving as a Jefferson County Commissioner, Director of Regional Transportation District N, and working in corporate social responsibility. She sits on the board of directors for the Westminster Chamber of Commerce. She also has significant experience with human resources, marketing strategy and public relation through launching and running her own firearms training business.

Future Organizational Chart (LSTC)


CEO
SVP GOVT AFFAIRS*
COO
CFO
MARKETING TEAM (CONTRACT)
GC (CONTRACT)
ENGINEER (CONTRACT)
3RD PARTY MGMT CO (CONTRACT)
ACCOUNTING STAFF

* We do have a pathway for the SVP to become the CGO – Chief Government Officer.

Positions indicated by dashed lines are unfilled at this time.

CONFIDENTIAL - DO NOT DISSEMINATE. This business plan contains confidential, trade secret information and is shared only with the understanding that you will not share its contents or ideas with third parties without the express written consent of the plan author.

35

8. Startup Expenses & Capitalization

Please see our pro forma financials for all anticipated startup expenses and capitalization.

9. Financial Plan

Please see our pro forma financial statements for all aspects of our financial plan.

Funding Needed and Uses of Capital

To buy the property and build Bonsai Village, LSTC needs funds in the amount of $6 million. The investment amount we need on a short-term basis is $4 million.

We will present Bonsai Village on a crowd investment platform called Buy The Block, a portal that is registered by the Securities and Exchange Commission (SEC) and Financial Industry Regulatory Authority (FINRA). The platform offers investments in real estate projects under Regulation Crowdfunding/Title III Crowdfunding. There is a cap of $1,070,000 on funds that can be raised in this way—approximately 45% of the $2.4 million land purchase price we anticipate. This offering will be available to all investors who browse the Buy The Block site, and we will publicize it heavily to the greater tiny house community.

We expect our crowdfunding effort on BuyTheBlock.com to bring in funds up to the allowable cap of $1.07 million. We will raise the balance through securing additional investors or pursuing debt funding.

The funds raised will be leveraged to get a parcel under contract in order to start the entitlement process and to finish the purchase and development costs. Some funds will be earmarked for operational costs, salary, monthly costs, etc.

Investors will receive a Preferred Return, a non-voting type of equity. After the money is repaid with interest, the investors retain a percentage equity based on their investments, with LSTC retaining 51% majority stake.

The estimated return on investment will be between 6% and 8% annually. Periodic financial statements, probably quarterly, will be provided to all investors.

The exit strategy for investors will be buyback according to terms that will be specified in the operating agreement.

10. Appendix

- Tiny House Social Media, Websites and Groups, page 37

- Letter of Intent, page 40

- Joseph A. Callantine Resume, page 43

- Tina Francone Resume, page 45

- Demographic Summary, page 47

Please see separate pro forma financial statements for all financial details.



Tiny House Social Media, Websites and Groups - 1 of 2

The following are some tiny house and "missing middle" resources. This is, by no means, an exhaustive list. There is a great deal of information out there regarding tiny houses and the industry is having a difficult time unifying to achieve the common goal of normalizing tiny houses.

General
Tiny House Industry Association (THIA)
https://www.tinyhomeindustryassociation.org/
Joe Callantine once sat on the board of directors; LSTC is currently a general commercial member.

American Tiny House Association (ATHA)
https://americantinyhouseassociation.org/

Tiny House Expedition
 https://tinyhouseexpedition.com/ Alexis and Christian - documentary makers and bloggers who travel the country in their tiny house and report on what they encounter, sponsored by U-Haul

Search Tiny House Villages
https://searchtinyhousevillages.com/
Jill Kanto is the owner of this website and has compiled much information about tiny-house-friendly locations across the nation.

Tiny House Nation
https://www.fyi.tv/shows/tiny-house-nation
 Zach Giffin is the current VP of THIA and the host of Tiny House Nation on the FYI network. Joe Callantine has met him several times and had many conversations with him.

Facebook Groups
The usage statistics for the following groups are as of 7/23/20.

Colorado Tiny House
https://www.facebook.com/groups/524019081313676
2,196 members, including 143 in the last 30 days

Tiny House Central
https://www.facebook.com/groups/TinyHouseCentral
13,964 members, including 69 in the last 30 days

Tiny House Solutions
https://www.facebook.com/groups/611229659011047
10,182 members, including 363 in the last 30 days

Tiny House People
https://www.facebook.com/groups/tinyhousepeople
45,272 members, including 418 in the last 30 days

Tiny House Social Media, Websites and Groups - 2 of 2

Trade Shows / Festivals

Colorado Tiny House Festival

https://coloradotinyhousefestival.com/

People's Tiny House Festival

https://www.peoplestinyhousefestival.com/

Builders, Inspectors

Bildsworth

https://bildsworth.com/

Tiny House certification/inspection company. LSTC has partnered with this company to ensure and maintain standards. People will be required to certify in order to be in the community. Barbara Reilly is the CEO.

Rocky Mountain Tiny Houses

https://rockymountaintinyhouses.com/

Tiny home builder in Durango

Mitch Craft Tiny Homes

https://mitchcrafttinyhomes.com/

Tiny home builder in Fort Collins

Missing Middle

Opticos Design and Missing Middle Housing

https://opticosdesign.com/missing-middle-housing/

Washington Post Article about the Missing Middle

https://www.washingtonpost.com/local/trafficandcommuting/cities-turn-to-missing-middle-housing-to-keep-older-millennials-from-leaving/2017/12/09/3a129bc8-d54a-11e7-95bf-df7c19270879_story.html

Letter of Intent - 1 of 3

This is the letter that numerous interested people have signed about their interest in living in LSTC's first community.

TiNY Communities ™

Bringing Tiny... home.™

Life Size: Tiny Communities
5250 S. Huron Way #11-104
Littleton, CO 80120
720-460-9467
joe@lifesizetc.com

Full Name: _____
Street Address: _____
City: _____ State: _____ Zip code: _____
Phone: _____
Email: _____

RE: Intent to be member of Life Size: Tiny Communities ("**LSTC**") Greater Denver metropolitan area.

Dear _____,

This letter outlines the general terms of your desire to become a resident in a LSTC in the Denver metro region ("**Community**"). The purpose of this letter is to summarize discussions concerning your Membership in the Community and to set forth a basis upon which the parties may proceed toward the mutual execution of a binding Membership Contract.

LSTC will offer the opportunity to participate in Membership in the Community to signers of this agreement by order of date signed, with those signing earlier being offered the first opportunity.

1. **Developer:** Life Size: Tiny Communities, LLC d/b/a Life Size: Tiny Communities.

2. **Resident:** One individual per tiny household, named above.

3. **Property Description:** Tiny house community on Colorado's Front Range Region to include Denver, Colorado Springs, Fort Collins, and/or the surrounding metro areas, respectively. Please indicate your preference:
    Denver Metro

    Colorado Springs

    Fort Collins

4. **Plat Description:** Tiny house on wheels (**"THoW"**) parking location with appropriate entitlements and permissions obtained with the local authorities having jurisdictions. Minimum lot sizes of 30' x 40' (approx. 1200 sq. ft. to include a 40' x 10' concrete pad foundation). Utility Connections to include:
    o Electricity (required for Members)
    o Potable water (required for Members)
    o Wastewater (required for Members)
    o Cable (optional for Members)

Letter of Intent - 2 of 3



Bringing Tiny... home.™

5. **Community Details:** The Community may provide amenities as follows:
    a. Community garden space (in additional to potential individual gardens)
    b. A community building/clubhouse/center with amenities including:
        i. Communal kitchen
        ii. Extra storage (for rent)
        iii. Friends/Family accommodations – (Short-term lodging for friends/family of residents (Nightly rates and reservations required)
        iv. Laundry facilities on site (coin/card operated)

6. **Membership Price**: I understand that my monthly payment shall not exceed $850.

7. **Membership Period**: I am willing to agree to a minimum of (choose any that apply):

    1-year agreement

    2-year agreement

    3-year agreement

8. **Membership Deposit**: Within ten business after the start of construction, Resident shall deposit $1500 to Developer (the "**Deposit**") to be held in an interest-bearing FDIC insured bank account. The Deposit shall be in cash as a good faith, non-refundable deposit until the move-in date at the Community. The Deposit shall be applied to the Membership Price on move-in.

9. **Tiny Home Certification:** Resident shall be required to furnish their own THoW. It shall be certified by Bildsworth International. Resident is responsible for costs of certification.

10. **Homeowners Insurance:** Resident will be required to obtain homeowners insurance, including general liability for their THoW.

11. **Expected Membership Agreement Date**: Six months prior to expected date of certificate of occupancy.

12. **Development Period**: One year from Membership Deposit and six months from Membership Agreement execution.

13. **Termination Date**: If Developer does not break ground on the Community within 2 years.

This letter of intent should be construed as a preliminary summary of terms and not a legally binding commitment, offer or Membership Agreement. Furthermore, the terms of this proposal are not all-inclusive. No party shall be legally bound by its terms until such time as each party executes and delivers to the other party a definitive Membership Agreement.

Letter of Intent - 3 of 3



LIFE SIZE TINY Communities™

Bringing Tiny... home.™

By signing below, I express my interest in being a founding resident in the Denver community created by Life Size: Tiny Communities and understand that the community will be on a first come, first served basis.

Name: ________________________

________________________________ ___________

Signature Date

Resume - Joe Callantine - 1 of 2

Joseph A. Callantine

Littleton, CO 80120 • 425.419.6208 • jcallantine@live.com • LinkedIn

Electrical Energy Specialist

Highly trained electrician and renewable energy specialist with over 7 years of experience in electrical installation, 3 years in office equipment troubleshooting/repair, more than 10 years in customer service and 3 years in management. Armed with an AAAS degree in Clean Energy and PV design. Skilled communicator adept at customer service and support. Passionate and charismatic professional ready to take the next step towards energy sustainability.

Areas of Expertise

• Renewable Energy	• Commercial Electronics	• TCP/IP Networking
• PV Design	• Troubleshooting	• Sketchup
• Technical Support	• Equipment Maintenance	• MS Office Suite
• Customer Service	• Inventory Management	• WordPress
• Strong Leadership	• Big picture Vision	• Adaptability

EDUCATION & CREDENTIALS

Associate of Applied Science in Clean Energy / PV Design | Shoreline Community College, Shoreline, WA, 2015

LICENSES & CERTIFICATIONS

JW Electrician, CO; **OSHA 10 Certification**; **NABCEP – Entry Level**;
First Aid/CPR/AED - Red Cross

PROFESSIONAL DEVELOPMENT

Electrical trade training | Construction Industry Training Council (CITC) of Washington,
Pat Ellwood Memorial Award recipient

EXPERIENCE HIGHLIGHTS

1099 CONTRACT WORK Denver, CO, November 2019 – Present
Journeyman Electrician (10 Hours/week)

Currently working with a local solar contracting company to facilitate project inspections. Cities and Counties across the region require an electrical license on-site to perform the rapid shutdown (where required) and have the newly installed solar equipment open for inspection.

LIFE SIZE: TINY COMMUNITIES LLC, Littleton, CO, January 2018 – Present
Founder – (Official launch September 2018)

Work with local cities and counties in efforts to build the Front Range's FIRST tiny house village to serve as a template community for expansion, data collection and provide a real life, viable housing solution. Normalizing tiny houses as a viable attainable option is the goal.

Resume - Joe Callantine - 2 of 2

UNIVERSAL CONTROLS, Denver, CO, August 2019 – November 2019

Journeyman Electrician (40 Hours/week)

Build out and install Programmable Logic Controllers for Marijuana grow operations' HVAC, Lighting, CO_2 enrichment and monitoring systems. Provide high level customer service and consult on electrical system operation and upgrades.

C & W SERVICES, Greenwood Village, CO, November 2018 – August 2019

Maintenance Electrician (40 Hours/week)

Building electrical systems general maintenance. Replacing ballasts in 277V lighting, switches, receptacles and performing Lock Out/Tag Out for HVAC techs for motor/element replacement. Various other electrical duties as directed.

EDGE ELECTRICAL SERVICES, Thornton, CO, August 2018 – October 2018

General Electrician (40 Hours/week)

Tenant finish projects, installing commercial scale electrical systems. Including switchgear, distribution panels, lighting, switches, outlets, fire alarm systems, voice/data, and access control.

NATIONAL RENEWABLE ENERGY LABORATORY, Golden, CO, January 2018 – August 2018

Research Technician – PV Reliability (40 Hours/week)

Install new Photovoltaic systems to be tested. Including AC and DC wiring, controls and monitoring systems. Maintain data integrity by monitoring power input/output, atmospheric data collection and hardware maintenance. Assist scientists and engineers by designing and maintaining data quality systems used for further research in the reliability of PV systems being tested.

ZORKO ELECTRIC, Duvall, WA, April 2013 – October 2017

General Electrician (40 Hours/week)

Primary scope of work entailed commercial tenant improvement projects. Installing power receptacles, switches, lighting, panel boards, switchgear, and wire methods in commercial leasing properties according to code and engineered specifications. Assigned branch circuitry and cabled voice/data, dimming, and fire alarm systems.

QBSI – XEROX, Redmond, WA, September 2010 – April 2013

Field Service Technician (40 Hours/week)

Provided high quality technical support to commercial clients with malfunctioning office equipment. Scheduled appointments to diagnose and repair defective machinery on-site.

----

10 years of customer service experience from the restaurant and retail industries including 3 years of management experience and formerly a successful Driver for UBER.

COMMUNITY LEADERSHIP

TINY HOUSE COMMUNITY DEVELOPMENT, Denver, CO
Advocate
Working with a small group of people to develop tiny home communities in the Denver metro.

Resume - Tina Francone, J.D. - 1 of 2

Christina E. Francone
Government Relations Leader

tina.francone@gmail.com ☐ linkedin.com/in/tina-francone-57a6aa6   720.989.9662 ☐ Littleton, CO 80128

Civic-minded, innovative leader with extensive business development experience within local (county) government. Analytical professional skilled in successfully navigating legislative activities at both the state and federal level. Collaborative communicator continually focused on building relationships, serving as community advocate and voice, and promoting synergy across large districts to promote positive change, cohesive, comprehensive policy design and enhanced stability. *Areas of Expertise include:*

- Relationship Development
- Planning & Implementation
- Legislative Strategy Design
- Media Spokesperson
- Public Policy
- Cross-Functional Collaboration
- Volunteer Training
- Fundraising
- Policies & procedures

Professional Experience

Jefferson County District 3 ☐ CO ☐ 2/2018 to 1/2019
Unincorporated Jefferson County, population (est.) 574,613

COMMISSIONER | 2/2018 TO 1/2019

Responsible for serving as the governing body of unincorporated Jefferson County. Facilitate new policies and procedures. Establish property tax rate and adopt and oversee annual budget. Negotiate ongoing legislative measures on behalf of the county at the local, state and federal level.

Committee/Board memberships: Boundary Control Commission, C-470 Corridor Coalition, Chatfield Watershed Authority, Criminal Justice Coordinating Committee, Jefferson County Corrections Board, Jefferson County Economic Development Corporation (Board of Directors, Board of Governors, Government Relations Committee), Jefferson County Transportation Action and Advocacy Group, Noxious Weed Advisory Board, WestConnect Corridor Coalition, Chambers of Commerce – Conifer, Evergreen, Westminster, Arvada.

Key Accomplishments:

- Facilitated the elimination of the Business Personal Property Tax in Jefferson County.
- Successfully implemented term limits for 34 Boards and Commissions, eliminating career politicians.
- Initiated project for review and overhaul of building, planning and zoning regulations, including permit fees.
- Designed performance measures and evaluations for County Manager, County Attorney and Chief of Staff.

DIRECTOR, REGIONAL TRANSPORTATION DISTRICT N | 1/2015 TO 1/2018

Oversaw District N and reported to 15-member publicly elected Board of Directors. Established agency governing policies and procedures, represented the district at regional and national events, and led PR and community outreach initiatives. Held P&L responsibility for $1,227,430,769 budget and held the following offices during tenure: First Vice Chair of the Board; Chair – General Mgr. Oversight and Performance; Committee Assignments - DRCOG/RTC; CDOT; Hispanic Chamber of Commerce;

Resume - Tina Francone, J.D. - 1 of 2

Evergreen/Conifer Chambers of Commerce; Jefferson County Parkway Public Highway Authority Board (JPHHA).

Key Accomplishments:

- Successfully opposed $63M expenditure for 16th Street Mall roadway project as community advocate and voice.
- Lead charge for the recovery of $29M credit finance bond used in security for project and advocate for more transparent bond recovery process for future projects.

Straightforward Shooting, LLC □ Littleton, CO □ 6/2010 to Present

FIREARMS TRAINING AND CERTIFICATION MANAGER, SENIOR FIREARMS INSTRUCTOR

Oversee operations, human resources, and marketing strategy. Conduct extensive public outreach and community engagement as PR representative for the company. Manage shooting sports events and advanced handgun training. Earned Senior Firearms Instructor and NRA Certified Instructor credentials.

Key Accomplishments:

- Qualified over 4K residents of Colorado for concealed handgun permits.
- Designed and introduced the qualifications for the Denver Armed Guard certification program.
- Created curriculum for the Denver Unarmed Guard certification program.

Early Career Experience

Supervisor, Global Support Services/Lead CSR (2003 to 2009) □ Visa USA, Highlands Ranch, CO

Senior Hearing Representative (1992 to 1996) □ Zenith Insurance Company, Woodland Hills, CA/Pleasanton, CA

Additional Affiliations

Assistant Scout Master, Troop 554, Merit Badge Counselor (2010 – Present) – Boy Scouts of America

Past President and Newsletter Editor (2000 – 2007) - Columbine Hills Civic Association

Campaign Manager (2006 – 2016) – State Representative Justin Everett

    Team Leader & Volunteer Coordinator (2002 - 2014) - Jeffco Republican Party

    Secretary (2009 – 2011) - Jeffco Republican Central Committee

Part-Time Instructor (2002) - Arapahoe Community College - Copyright/Patents

Education & Training

Juris Doctor (JD) - WSU College of Law - Fullerton, California

Bachelor of Science in Political Science – California State University at Los Angeles

Demographic Summary - 1 of 5



Littleton, CO 80120
http://lifesizetinycommunities.com
joe@lifesizetinycommunities.com

Tiny Home Demographics

Survey Dates:

05/17/18 - 11/04/18

Source:

Personal website (http://mysolarhome.info/tlcsurvey/)(no longer in service)

Total entries collected:

231

Pertinent Information collected:

Age Range, Gender, Education, Marital Status, Race, Employment Status, Income, current living arrangement and primary driver to switch to tiny homes.

Research Purpose:

The intent of this market research data is to attempt to identify the various types of people looking to switch to a simple, sustainable and mindful way of living by way of downsizing their lives to fit into homes that fall under 400 square feet and, in most cases, are mobile. The ideal is to determine which group of people, if any or all, is best suited for tiny home living and their reasons why.

Market Reach:

The target market for this research was directed toward social media groups and their associated affiliations and all individuals who belong to such groups. Other sources of information was obtained through various email newsletters, blog posts and other online avenues. Those sources directed to the specific survey to obtain the information. The information was submitted willingly by the individuals and any identifiable personal information captured was at the sole discretion of the person willing to supply that information. That information is kept in strict confidence and is only used for the purpose of this market research.

Outcome:

The overall results of the market research has been decided inconclusive. This market report proves that there are no specific demographics of people that are choosing to switch to tiny living. It comes down to a "psychographic" or mindset. People who are choosing the tiny life come from all walks of life, creeds, and backgrounds. The one thing that is CERTAINLY clear, the **primary driver** behind the choice is **FINANCIAL FREEDOM**. Reducing housing costs for these families and individuals will help to strengthen their finances and allow them to live life more abundantly. The following information summarizes the data collected and provides relevant insight to that data.

 Bringing Tiny, home.

1 | P a g e

CONFIDENTIAL - DO NOT DISSEMINATE. This business plan contains confidential, trade secret information and is shared only with the understanding that you will not share its contents or ideas with third parties without the express written consent of the plan author.

47

Demographic Summary - 2 of 5



Littleton, CO 80120
http://lifesizetinycommunities.com
joe@lifesizetinycommunities.com

Age Range:

Based on our demographic survey, the 2 largest age groups are between ages 45 and 64 (45-54 and 55-64). These individuals are looking at economical options to shore up their finances as they approach retirement. Drastically reducing the cost of housing, by switching to a tiny home, these people will be able to devote more financial resources toward retirement savings and investments. The second largest group are ages 25 to 44 (25-34 and 35-44). These people are in their prime earning years and are impacted heavily by the rising cost of housing. Trying to keep food on the table, the kids in shoes and braces, plus all the other costs that go into raising a family. While tiny homes are not for everyone, families with 1 to 2 children are finding solutions to make it work.



Gender:

The women of the tiny home movement have led the charge on building bigger tomorrows. Because of their commitment, we have the traction we do today and cannot offer enough gratitude for their perseverance.



 Bringing Tiny, home.

Demographic Summary - 3 of 5



Littleton, CO 80120
http://lifesizetinycommunities.com
joe@lifesizetinycommunities.com

Education:

The majority of individuals choosing the tiny life are educated and equipped with, at least, a 2-year degree or some type of trade certification. These people are usually self-sufficient, resourceful and looking for economically sound ways to provide for themselves and/or their families. To them, a tiny home makes sense.



Marital Status:

Again, this group spans all segments. People in varying stages of relationships, from single to widowed(er) and everything in between are choosing a tiny home.




Bringing Tiny, home.

3 | P a g e

Demographic Summary - 4 of 5



Littleton, CO 80120
http://lifesizetinycommunities.com
joe@lifesizetinycommunities.com

Race

Tiny home people come from all races of the world to include Caucasian, African American, Hispanic/Latino(a), Asian/Pacific Islander and Native American. However, it seems the majority identify as Caucasian.



Prefer Not to Say
Other
Native American
Asian/Pacific Islander
Hispanic/Latino(a)
African American
Caucasian
0
50
100
150
200
250

Employment Status:

Not only are the people choosing the tiny life educated, they are also gainfully employed and active members in their communities as well as productive contributors to society. Being employed to some degree or self-employed, these people choose a tiny home as economically responsible means to provide for their families.





Unable to work, 10, 4%
Unemployed, 11, 5%
Student, 6, 3%
Homemaker, 8, 3%
Employed...
Retired, 24, 10%
Self-Employed, 50, 22%

Bringing Tiny, home.
4 | Page

Demographic Summary - 5 of 5



Littleton, CO 80120
http://lifesizetinycommunities.com
joe@lifesizetinycommunities.com

Income:

Tiny home people are squarely in the middle of what is considered the "Middle Class" with a handful of the survey responders in the upper middle-class segment. Financial freedom has been indicated as the primary driver to switch to tiny living. Financial security is critical to any household, tiny homes are no exception.



Current living arrangement

Asking our survey respondents what their current living arrangement is helps us gauge who is currently living in tiny homes, in comparison to traditional housing. Only 14 of the total surveys submitted indicated they would NOT be willing to switch to a tiny home. No explanation was asked of those who said no. 49 of the respondents indicated they were already living in a tiny home through various means, i.e. hiding in backyards, under the radar and for all intents and purposes, illegally. THAT is exactly our mission is. To fix having to break the rules just to live in a home that is just as good, if not better, than traditional housing.



 Bringing Tiny, home.